AMENDED AND RESTATED

PLAN PURSUANT TO RULE 18f-3 UNDER THE

INVESTMENT COMPANY ACT OF 1940

March 4, 2020

The Plan

All current and future series ("Funds") of Thrivent Mutual Funds ("Trust") may, from time to time, issue one or more of the following classes of shares:

Class A shares

Class S shares

Each class is subject to such investment minimums and other conditions as set forth in the Trust's prospectuses as from time to time is in effect. Differences in expenses among classes, the conversion from one class to another class, and exchange features are subject to the terms and conditions of this plan.

Initial Sales Charge

Class A shares of the Funds (other than Thrivent Limited Maturity Bond Fund and Thrivent Money Market Fund) are offered at a public offering price that is equal to their net asset value ("NAV") plus a sales charge of up to 4.50% of the public offering price (with a lesser sales charge on certain Funds as described in the prospectus). The maximum sales charges on Class A shares may be reduced or waived as permitted under Rule 2 2 d - 1 of the Investment Company Act of 1940 ("1940 Act") and described in the prospectuses and statement of additional information ("SAI"). Class S shares have no initial sales charge.

Rule 1 2 b - 1 F ees

Pursuant to the Trust's Distribution Plan ("Rule 12b-1 Plan"), Class A shares shall pay the Trust's principal distributor a Rule 12b-1 fee at an annual rate of up to 0.25% of net assets computed on a daily basis. Class S shares do not pay a Rule 12b-1 fee.

Separate Arrangements and Expense Allocations of Each Class

Class A shares and Class S shares pay the expenses associated with their different distribution and servicing arrangements. Each class may, at the Trustees' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than the other class. All other expenses will be allocated to each class on the basis of the net asset value of the particular Fund. However, Thrivent Money Market Fund makes daily distributions of its net investment income pursuant to Rule 2a-7 of the 1940 Act and thus may allocate such other expenses to each share regardless of class, as permitted by Rule 18f-3 under the 1940 Act.

Conversion Features

There are no conversion features between Class A shares and Class S shares.

Exchange Features

An exchange from Class A shares to Class S shares is permitted for Class A shareholders eliminating the services covered under the Rule 12b-1 Plan. An exchange from Class S shares to Class A shares is permitted for Class S shareholders adding the services covered under the Rule 12b-1 Plan.

Dividends/Distributions

Each Fund distributes substantially all of its net investment income and available net capital gains. All dividends and distributions will be paid in the form of additional shares of the series and class of shares that generated the dividend or distribution unless the shareholder has elected another option. Dividends paid by each Fund with respect to each class are calculated in the same manner and at the same time.

Voting Rights

Each share of a Fund entitles the shareholder of record to one vote. Each Fund votes separately on matters relating solely to that Fund. Each class shall have exclusive voting rights on any matter that solely affects such class, and shall have separate voting rights on any matter submitted to shareholders in which class interests differ. All shareholders will have equal voting rights on any matter that affects all shareholders equally.

The Plan is subject to amendment as permitted by the Trust's Articles and Bylaws, as well as applicable law, and shall be construed to comply with Rule 18f-3 of the 1940 Act.